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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A
                  under the Securities Exchange Act of 1934*
                               (Amendment No. 1)

                            SYNAPTIC PHARMACEUTICAL
                                  CORPORATION
                               (Name of Issuer)


                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of securities)

                                   87156R109
                                (CUSIP Number)

                                H. Lundbeck A/S
                                 9 Ottiliavej
                           DK-2500 Valby, Copenhagen
                                    Denmark
                                +45 36 30 13 11

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communication)

                                   Copy to:
                             Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                           New York, New York 10019
                                (212) 474-1000

                                 March 6, 2003
                 (Date of Event to Which This Filing Relates)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ofss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                        (Continued on following pages)

CUSIP No. 87156R109                  13D/A


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     H. Lundbeck A/S

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Not Applicable

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Denmark

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         12,085,055 Shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         12,085,055 Shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,085,055 Shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     100%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 (the "Amendment") hereby amends and supplements the original Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission on November 27, 2002, by H. Lundbeck A/S, a Danish corporation ("Lundbeck"). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Original
Schedule 13D.

ITEM 1.   SECURITY AND ISSUER

     The information in Item 1 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

     Pursuant to the terms of the Merger Agreement, the Common Stock ceased to be quoted on The Nasdaq Stock Market at the close of business on March 6, 2003, and it will no longer be publicly traded.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information in Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     Lundbeck paid the merger consideration in cash.

ITEM 4.   PURPOSE OF TRANSACTION

     The information in Item 4 of the Original Schedule 13D is hereby amended and supplemented to include the following information:

     The Merger became effective on March 6, 2003. At the effective time of the Merger, Synaptic became a wholly owned subsidiary of Lundbeck. Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding share of Common Stock was converted into the right to receive $6.50 in cash, without interest; each outstanding share of Series B Preferred Stock was converted into the right to receive $1,499.15 in cash, without interest; and each outstanding share of Series C Preferred Stock was converted into the right to receive $1,088.54 in cash, without interest. In addition, pursuant to the Merger Agreement, at the effective time of the Merger, the certificate of incorporation of Synaptic was amended as set forth in Exhibit A of the Merger Agreement; the by-laws of Merger Sub, as in effect immediately prior to the effective time, became the by-laws of Synaptic; and the three directors of Merger Sub became the directors of Synaptic.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     The information in Item 5(a)-(d) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) Lundbeck is deemed to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act, as amended) 12,085,055, shares, or 100%, of the outstanding Common Stock.

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     (b) Lundbeck has (i) the sole power to vote and (ii) the sole power to dispose or direct the disposition of the Common Stock reported as beneficially owned by Lundbeck in Item 5(a) hereof.

     (c) Except as described in this Amendment, Lundbeck has effected no other transactions in the Common Stock during the past sixty days.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed beneficially owned by Lundbeck.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          H. Lundbeck A/S,

                                           by     /s/ Hans Henrik Munch-Jensen

                                              --------------------------------
                                              Name:  Hans Henrik Munch-Jensen
                                              Title:  Chief Financial Officer



Dated:  March 6, 2003